Exhibit 17.1

February 13, 2015

Mr. Carlos A. Cabrera, Executive Chairman and Director

Ivanhoe Energy Inc.

Suite 507, 3100 Dundee Road

Northbrook, IL 60062

Dear Carlos,

Please accept this letter as my formal notification of resignation from the Board of Directors and as Chair of the Special Committee of Ivanhoe Energy, Inc., effective Friday, February 13, 2015.

Respectfully,

“Randolph I. Thornton”

Randolph I. Thornton